AB 2/27/06

06002118

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 6 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 37456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Advance Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Towne Square, Suite 444
(No. and Street)

Southfield (City) Michigan (State) 48076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Teresa Farley (248) 350-8543
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Button Eddy & Sorrentino, P.L.L.C.
(Name – *if individual, state last, first, middle name*)

33515 State Street (Address) Farmington (City) Michigan (State) 48335 (Zip Code)

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/9/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/06

OATH OR AFFIRMATION

I, Robert J. Cappelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advance Capital Group, Inc. and Subsidiaries, as of September, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert J Cappelli
Signature

President - Advance Capital Group

Title

Vice Pres.-Advance Capital Services

Clairessa Lyn Parnell
Notary Public

CLAIRESSA LYN PARNELL
Notary Public, State of Michigan
County of Wayne
My Commission Expires Aug. 23, 2012
Acting in the County of OAKLAND

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Statement of Cash Flows - Broker Dealer

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advance Capital Services, Inc.
(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Cash Flows
for the Year Ended September 30, 2005

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 4,961,519
Cash paid to vendors and employees	(5,429,276)
Interest received	4,964
Net cash used by operating activities	(462,793)
Cash flows from investing activities	
Expenditures for furniture and equipment	(58,522)
Deposit returned	2,670
Advances to employees	(2,205)
Net cash used in investing activities	(58,057)
Net decrease in cash and cash equivalents	(520,850)
Cash and cash equivalents - Beginning of year	748,017
Cash and cash equivalents - End of year	$ 227,167

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Cash Flows *(Continued)*
for the Year Ended September 30, 2005

Reconciliation of net loss to net cash		
used by operating activities		
Net loss	$	(70,390)
Adjustments to reconcile net loss to net		
cash used by operating activities		
Depreciation and amortization		34,640
Loss on disposal of furniture and equipment		409
Changes in:		
Accounts receivable		2,647
Accounts payable and accrued taxes and expenses		(430,099)
Total adjustments		(392,403)
Net cash used by operating activities	$	(462,793)